Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income	$689,801	$713,263	$537,573	$603,005	$575,203
Add: Fixed charges	255,377	255,779	240,148	233,386	227,301
Total earnings, as defined	$945,178	$969,042	$777,721	$836,391	$802,504
Fixed charges, as defined:
Interest charges	$228,401	$226,547	$208,763	$199,667	$191,889
Interest component of leases	26,976	29,232	31,385	33,719	35,412
Total fixed charges, as defined	$255,377	$255,779	$240,148	$233,386	$227,301
Ratio of earnings to fixed charges	3.7	3.8	3.2	3.6	3.5